Exhibit 23.1(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Platinum Energy Solutions, Inc.:

We consent to the use of our report dated September 23, 2011, except as to Note 13, which is as of January 17, 2012, with respect to the consolidated balance sheet of Platinum Energy Solutions, Inc. as of December 31, 2010, and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss, and cash flows for the period from September 7, 2010 (inception) to December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

January 23, 2012